

Mail Stop 4720

April 6, 2017

<u>Via E-mail</u>
Jeffrey G. Ludwig
Executive Vice President
Midland States Bancorp, Inc.
1201 Network Centre Drive
Effingham, IL 62401

> **Re: Midland States Bancorp, Inc.**
> **Registration Statement on Form S-4**
> **Filed March 15, 2017**
> **File No. 333-216708**

Dear Mr. Ludwig:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Prospectus Cover Page</u>

1. Please disclose the aggregate value of Centrue equity awards that will be settled in cash at the effective time of the merger in the last sentence of your second paragraph.

2. Please disclose the closing stock price of Midland's common stock at the close of trading immediately preceding the public announcement of the merger, as well as of the most recently practicable date. Please also disclose the total merger consideration in the fifth paragraph.

Description of the Merger Agreement

Merger consideration

If Centrue's adjusted total stockholders' equity is less than $125.9 million, page 108

3.   Please disclose how the stock consideration offered would be reduced if Centrue's adjusted total stockholders' equity is less than $125.9 million immediately preceding the merger's closing date.

Additional Information about Midland

Directors and executive officers, page 183

4.   Please identify the directors and executive officers of the combined company as required by Item 18(a)(7) of Form S-4. In this regard we note both Section 1.4 and Exhibit A to your merger agreement, attached as Annex A.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or, in his absence, me at (202) 551-3338 with any other questions.

                                                Sincerely,

                                                /s/ Dietrich A. King

                                                Dietrich A. King
                                                Assistant Director
                                                Office of Financial Services

cc: Dennis R. Wendte, Esq.